UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PBG 401(k) PROGRAM

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

PBG 401(k) Program

We have audited the accompanying statements of net assets available for benefits of PBG 401(k) Program (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PBG 401(k) Program as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 24, 2010

PBG 401(k) PROGRAM

Statements of Net Assets Available for Benefits

as of December 31, 2009 and 2008

(dollars in thousands)

	2009	2008

Assets
Investments:
Plan interest in PBG Master Trust, at fair value	$202,692	$139,776
Participant loans	17,755	16,072

Total investments	220,447	155,848

Receivables:
Participant contributions	795	406
Employer contributions	618	204

Total receivables	1,413	610

Assets reflecting investments at fair value	221,860	156,458

Adjustment from fair value to contract value for interest in PBG Master Trust relating to fully benefit-responsive investment contracts	(630)	2,370

Net Assets Available for Benefits	$221,230	$158,828

See accompanying notes to the financial statements.

PBG 401(k) PROGRAM

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2009

(dollars in thousands)

Changes to Net Assets

Investment income:
Plan’s interest in net investment income of PBG Master Trust	$47,447
Interest from participant loans	1,008

Net investment income	48,455

Contributions:
Participants	23,110
Employer	13,725

Total contributions	36,835

Other activities:
Benefits paid to participants	(14,935)

Total deductions from other activities	(14,935)

Net increase in net assets prior to transfers	70,355

Net transfers to PBG 401(k) Savings Program	(7,953)

Net Increase in Net Assets	62,402

Net Assets Available for Benefits at Beginning of Year	158,828

Net Assets Available for Benefits at End of Year	$221,230

See accompanying notes to the financial statements.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary Plan Description

The following brief description of the PBG 401(k) Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that, as of February 26, 2010, is sponsored by PepsiCo, Inc. (“PepsiCo”). Immediately prior to that date, The Pepsi Bottling Group, Inc. (“PBG”) was the Plan sponsor. The change in Plan sponsor was the result of the merger on February 26, 2010 (“Merger Date”), of PBG with and into Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly-owned subsidiary of PepsiCo.

The Plan was created as of January 1, 2001, as a result of the PBG 401(k) Plan being split into two separate 401(k) plans. The PBG 401(k) Plan was split into the PBG 401(k) Savings Program and the Plan. The participant’s rights under both plans are identical, and have not changed due to the split. Each is a separate plan and has distinct participation criteria. Based on a change in the participant employment status, participants can transfer from the Plan to the PBG 401(k) Savings Program. Both the Plan and the PBG 401(k) Savings Program participate in the Defined Contribution Plans Master Trust (the “PBG Master Trust” or the “Trust”) which is governed by the Trust Agreement between Fidelity Management Trust Company and PBG prior to the Merger Date and PepsiCo following the Merger Date. There are no other plans that participate in the Trust.

The Plan document designates the groups and classes of employees that are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each participant in the Plan may elect to contribute up to 25% of his or her eligible pre-tax earnings, as defined in the Plan. For calendar year 2009, the maximum pre-tax contribution permitted under federal law was $16,500. However, a participant’s contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code (“IRC”).

Participants who reach age 50 during the year are allowed to make additional catch-up contributions to the Plan. For calendar year 2009, the maximum catch-up contribution permitted under federal law was $5,500; resulting in an overall maximum of $22,000 for qualifying participants.

Participants may also make rollover contributions, representing lump-sum distributions from other qualified defined benefit or defined contribution plans.

The employers participating under the Plan (collectively referred to as “Employer”) make matching contributions to the Plan on behalf of eligible participants. Matching contributions are invested in funds elected by the participant. The catch-up contributions are not eligible for matching contributions. For the first four percent of pay a participant elects to contribute to the Plan, participants with less than 10 years of service will receive a matching contribution equal to 50% of their contribution amount and participants with at least 10 years of service will receive a matching contribution equal to 100% of their contribution amount.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

Effective January 1, 2007, newly hired non-union employees that are eligible to participate in the Plan receive an additional Company Retirement Contribution (“CRC”) equal to two percent of their compensation.

Effective April 1, 2009, certain salaried and non-union employees that did not meet certain age and service requirements discontinued accruing benefits under a company sponsored defined benefit pension plan. As such, as of this date, those employees that are eligible to participate in the Plan became eligible for the CRC. In addition, the CRC was changed so that participants with at least 10 years of service receive a three percent contribution. Participants with less than 10 years of service will receive the CRC at the existing two percent level. Although the Plan amendment occurred after receiving the tax determination letter (see Note 7), PBG, PepsiCo and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) Employer matching contribution, (b) the CRC, as applicable, and (c) Plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balance, or are made on a per participant basis as defined in the Plan or in guidelines established under the Plan.

Participant Loans

Participants may borrow from their fund accounts. The loans are subject to a $1,000 loan minimum. The maximum allowable loan is equal to the lesser of 50% of the participant’s vested balance or $50,000 minus the highest outstanding loan balance during the preceding one-year period. The loans are secured by the balance in the participant’s account and bear interest at rates based on the prime rate plus one percent. Interest on loans is allocated to each of the remaining funds based upon the participant’s contribution election percentages. Principal and interest are paid ratably through payroll deductions. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document. In addition, a one-time loan origination fee of $35 is charged to the account of those participants who obtain a loan and a quarterly maintenance fee is charged on loans with an outstanding balance. The CRC portion of the participant’s account balance may not be used for any loans.

Allocation of Participant Contributions

Participants must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment options maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment option, the participant’s contributions will be invested in the Plan’s default fund, which is the Fidelity Freedom Fund with the target date that is closest to the year in which the participant will reach age 65.

Liquidity

Fidelity Management Trust Company, the trustee of the Plan (the “Trustee”), has been authorized in accordance with investment guidelines established by the Plan’s investment fiduciary to invest a portion of the assets of each investment option under the Plan in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from zero percent to ten percent; under extraordinary circumstances, the percentages may be temporarily higher.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

Vesting

A participant is fully and immediately vested in the participant’s contributions and any gains or losses thereon. A participant will become fully vested in the Employer matching contribution, CRC, as applicable, and any gains or losses thereon when any of the following occurs: the participant completes three years of eligible service, reaches normal retirement age or dies while employed by the Employer. Prior to the Merger Date, a participant became fully vested upon receiving a transfer to PepsiCo that was approved by PBG. If a participant was actively employed on December 31, 2006 and worked at least one hour after that date and has less than three years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 100%. If a participant was hired and actively employed after January 1, 2007, no partial vesting schedule applies; the participant becomes fully vested at three years of service.

Forfeitures

Forfeitures may be used to reduce Employer matching contributions to the Plan, or they may be used to pay expenses, as determined by the administrator of the Plan (“Plan Administrator”), at its sole discretion. During 2009, Employer contributions were reduced by $1,210,175 from forfeited accounts. At December 31, 2009 and 2008, $29,387 and $14,178, respectively, was available to pay for future administrative expenses of the Plan or to reduce future Employer matching contributions.

Distributions

On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Additionally, prior to the Merger Date, the participant or beneficiary could have elected to receive his or her vested balance in the PBG Stock Fund in whole shares of PBG common stock. Effective on the Merger Date, the PBG Stock Fund was replaced with PepsiCo Common Stock Fund and the participants or their beneficiaries may elect to receive their vested balance in PepsiCo common stock.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Tabular dollars are in thousands. Certain reclassifications were made to prior years’ amounts to conform to the 2009 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are held in the Trust. The following are the investment valuation and income recognition policies of the Trust and the Plan.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these types of investment contracts through the Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Trust as well as the adjustment of the investment in the Trust from fair value to contract value relating to these fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See Note 3 for further information.

Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Note 3 - Plan Interest in PBG Master Trust

The Trust permits the commingling of various investments of the Employer-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Trust, Fidelity Investments Institutional Operations Company, Inc., the recordkeeper of the Plan, maintains records for the purpose of allocating contributions and changes in net assets of the Trust to participating plans based upon each plan’s proportionate interest in the Trust.

The investments of the Trust, at fair value, as of December 31, 2009 and 2008 were:

	2009	2008

Common stock	$316,796	$193,562
Commingled trust funds	281,638	189,004
Stable value fund	157,805	140,443
Mutual funds	192,420	131,916
Cash and cash equivalents[1]	32,789	24,661

Total investments of PBG Master Trust	$981,448	$679,586

Total investments applicable to PBG 401(k) Program	$202,692	$139,776

1 Cash and cash equivalents represent the cash balances within each investment fund.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The following presents investments that represent 5% or more of the Trust’s assets including the cash balances as of December 31, 2009 and 2008:

	2009	2008

PBG Stock Fund	$306,691	$186,617
Large Cap Equity Index Fund	142,113	111,243
Security Plus Fund	174,744	165,412
Mid Cap Equity Index Fund	54,862	N/A

Net investment income of the Trust for the year ended December 31, 2009 is as follows:

Net appreciation in fair value of investments:
Common stock	$128,950
Commingled trust funds	51,695
Mutual funds	39,209

Net appreciation in fair value of investments	219,854

Interest and dividends	14,638
Investment expenses	(684)

Net investment income of PBG Master Trust	$233,808

Plan’s interest in net investment income of PBG Master Trust	$47,447

At December 31, 2009 and 2008, the Plan’s interest in the assets of the Trust was approximately 21%.

The Trust holds investments in the Security Plus Fund, which is a stable value fund that consists of a wrapped bond portfolio. These investments are presented at fair value in the table of the investments held in the Trust.

Fully benefit-responsive investment contracts included within the Security Plus Fund are issued by two investment grade financial institutions and serve to preserve the value of the Fund’s investments by mitigating the fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they provide that the trust participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $155,290,487 as of December 31, 2009 and $151,560,666 as of December 31, 2008.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield on the bonds in the wrapped bond portfolio for the years ended December 31, 2009 and 2008 was 3.9% and 6.2%, respectively. The average interest rate credited to participants on the wrapped bond portfolio for the years ended December 31, 2009 and 2008 was 3.7% and 4.1%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Refer to Note 4 for disclosures about fair value measurements.

Note 4 - Fair Value Measurements

The Financial Accounting Standards Board’s guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting assumptions about the inputs used in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used at December 31, 2009 and 2008.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes by level, within the fair value hierarchy, the financial assets of the PBG Master Trust measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
PBG Master Trust Assets
Equity securities:
PBG common stock (a)	$301,667	$—	$—	$301,667
Participant-directed brokerage (a)	15,129	—	—	15,129
Fixed income securities:
Stable value fund (c)	—	157,805	—	157,805
Mutual funds:
Target date (a)	129,232	—	—	129,232
International equity (a)	30,213	—	—	30,213
Fixed income (a)	23,406	—	—	23,406
Participant-directed brokerage (a)	9,569	—	—	9,569
Commingled trust funds:
U.S. equity index (b)	—	240,116	—	240,116
International equity index (b)	—	16,313	—	16,313
Bond index (b)	—	25,209	—	25,209
Other:
Cash and cash equivalents (d)	32,789	—	—	32,789

Total PBG Master Trust Assets	$542,005	$439,443	$—	$981,448

Plan Assets
Participant loans (e)	$—	$—	$17,755	$17,755

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes by level, within the fair value hierarchy, the financial assets of the PBG Master Trust measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
PBG Master Trust Assets
Equity securities:
PBG common stock (a)	$183,783	$—	$—	$183,783
Participant-directed brokerage (a)	9,779	—	—	9,779
Fixed income securities:
Stable value fund (c)	—	140,443	—	140,443
Mutual funds:
U.S. equity (a)	22,021	—	—	22,021
Target date (a)	67,685	—	—	67,685
International equity (a)	20,180	—	—	20,180
Fixed income (a)	14,987	—	—	14,987
Participant-directed brokerage (a)	7,043	—	—	7,043
Commingled trust funds:
U.S. equity index (b)	—	157,179	—	157,179
International equity index (b)	—	10,961	—	10,961
Bond index (b)	—	20,864	—	20,864
Other:
Cash and cash equivalents (d)	24,661	—	—	24,661

Total PBG Master Trust Assets	$350,139	$329,447	$—	$679,586

Plan Assets
Participant loans (e)	$—	$—	$16,072	$16,072

(a)	Based on quoted market prices in active markets.
(b)	Based on the net asset value of shares held by the Plan as reported by the investment manager of the fund.
(c)	Based on the total of the fair value of the underlying bonds plus the fair value of the wrapper contracts. The fair value of wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan as well as any accrued but unpaid fees as of the balance sheet date. The fair value of the underlying bonds and the wrapper contract are reported to the Plan by the investment manager.
(d)	Valued at cost, which approximates fair value.
(e)	Based on amortized cost, which approximates fair value.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
January 1, 2009	$16,072
Loan issuances, repayments and defaults (net)	1,683

December 31, 2009	$17,755

Note 5 - Administrative Costs

All usual and reasonable expenses of the Plan and the Plan Administrator may be paid in whole or in part by the Employer, and any expenses not paid by the Employer will be paid by the Trustee out of the Trust. All administrative expenses for the years ended December 31, 2009 and 2008 were paid by the Employer, except for monthly investment service fees charged to participants, loan origination and quarterly maintenance fees charged to participants who obtained a loan and quarterly recordkeeping fees for certain former employees who maintain a balance under the Plan. Forfeited amounts may be used to pay a portion of the expenses, (see Note 1).

Note 6 - Risks and Uncertainties

The Plan invests in the PBG Master Trust, which invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments in the Trust across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the PepsiCo Common Stock Fund, or, prior to the Merger Date, PBG Stock Fund, which primarily invests in a single security.

Note 7 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed PBG by a letter dated January 8, 2008, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

PBG 401(k) PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

Note 8 - Related Party Transactions

The assets of the PBG Master Trust invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management for certain funds. In addition, prior to the Merger Date, PBG was the Plan sponsor as defined by the Plan and PBG Stock Fund was an investment fund comprised primarily of shares of common stock issued by PBG. The value of the PBG Master Trust investments in the Company’s common stock was $301,667,175 and $183,782,760 at December 31, 2009 and 2008, respectively. Subsequent to the Merger Date, PepsiCo is the Plan sponsor as defined by the Plan and PepsiCo Common Stock Fund is an investment fund comprised primarily of shares of common stock issued by PepsiCo.

Note 9 - Plan Termination

Although PepsiCo has not expressed any intent to do so, PepsiCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

Note 10 - Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2009:

December 31, 2009
Net assets available for benefits per the financial statements	$221,230
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:	630

Net assets available for benefits per Form 5500	$221,860

Year ended December 31, 2009
Net increase in net assets prior to transfers	$70,355
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	630

Net income per Form 5500	$70,985

Note 11 - Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

EIN# 13-1584302

Plan # 052

Supplemental Schedule

PBG 401(k) PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2009

(dollars in thousands)

Issuer	Description of Investment	Cost	Current Value (in 000’s)

*Participant Loans	5,224 loans to participants with interest rates of 3% to 10.5%	$—	$17,755

*	Party-in-interest as defined by Employee Retirement Income Security Act of 1974, as amended (“ERISA”)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Program

June 24, 2010	/s/ Peter A. Bridgman
Peter A. Bridgman
Senior Vice President and Controller and Executive Pension Officer

PBG 401(k) PROGRAM

December 31, 2009 and 2008

Index to Exhibit

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – J.H. Cohn LLP